

July 6, 2012

Via e-mail
Mr. Christian Gomez
Chief Financial Officer, Secretary, Treasurer
South American Gold Corp.
3645 E. Main Street
Suite 119
Richmond, IN 47374

> **Re: South American Gold Corp.**
> **Form 10-K for the Year Ended June 30, 2011**
> **Filed October 17, 2011**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2012**
> **Filed May 21, 2012**
> **File No. 000-52156**

Dear Mr. Gomez:

We issued comments to you on the above captioned filing on May 30, 2012**.** As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 20, 2012.

If you do not respond**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm, http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Brian McAllister at (202) 551-3341 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/ Melissa N. Rocha for

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining